

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 8, 2022

Ivan Kaufman
Chief Executive Officer and Chairman of the Board of Directors
Arbor Rapha Capital Bioholdings Corp. I
333 Earle Ovington Boulevard, Suite 900
Uniondale, NY 11553

> **Re: Arbor Rapha Capital Bioholdings Corp. I**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 14, 2022**
> **File No. 001-40967**

Dear Ivan Kaufman:

 We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 Sincerely,

 Division of Corporation Finance
 Office of Real Estate & Construction

cc: David Goldschmidt